Exhibit (d)(9)
CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK
OF
REVLON, INC.

Pursuant to Section 151 of the
General Corporation Law of the
State of Delaware

     Revlon, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that, pursuant to the authority conferred upon the Board of Directors by the Restated Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”), and pursuant to the provisions of Section 151 of the Delaware General Corporation Law, said Board of Directors of the Corporation (the “Board”) duly adopted a resolution on July 29, 2009, subject to finalization of documentation relating to a certain exchange offer, providing for the issuance of up to 20,235,237 shares of the Preferred Stock, which shall be a series designated as Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”).
     Pursuant to such resolution and the authority conferred upon the Board by the Certificate of Incorporation, there is hereby created the Series A Preferred Stock, which series shall have the following voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, in addition to those set forth in the Certificate of Incorporation:
     Section 1. Designation and Amount of Series A Preferred Stock. 10,000,000 shares of the Preferred Stock shall be a series designated as Series A Preferred Stock of the Corporation. Each share of Series A Preferred Stock shall have a liquidation preference of $5.21 (the “Liquidation Preference”).
     Section 2. Payment of Dividends.
     (a) The holders of shares of the Series A Preferred Stock shall be entitled to receive, when, as and if declared by the Board, out of funds of the Corporation legally available therefor, cumulative preferential dividends accruing from the date of issuance, unless otherwise provided herein, at the rate per annum of 12.75% of the Liquidation Preference per share (the “Regular Dividend”) and no more (other than as contemplated by Section 2(b)). Such Regular Dividends shall be payable, if declared, in cash quarterly in arrears on October 8, January 8, April 8 and July 8 of each year with the first dividend payment date to be January 8, 2010 (unless such day is not a Business Day, in which event such Regular Dividends shall be payable on the next succeeding Business Day) (each such date, a “Dividend Payment Date”) to the holders of record of the Series A Preferred Stock on the respective record dates fixed for such purpose by the Board in advance of payment of such Dividend Payment Date. Quarterly dividend periods (each, a “Dividend Period”) for the first such Dividend Period shall commence on the Issuance Date and include the first Dividend Payment Date and for each such quarterly period thereafter, shall commence and include the first day, and shall end on and include the last day, of the calendar quarter that immediately precedes the calendar quarter in which the corresponding Dividend Payment Date occurs. Regular Dividends payable shall be calculated on the basis of a 365 (or 366, as the case may be) day year for the actual days elapsed.
     (b) In addition to the Regular Dividends in Section 2(a) above, a holder of record of shares of the Series A Preferred Stock shall be entitled to receive, when declared by the Board, out of funds legally available therefor, upon the consummation of a Change of Control transaction on or prior to the third anniversary of the Issuance Date, its Change of Control Amount (such payment amount, the “Additional Dividend Amount”) and no more (other than as contemplated by Section 2(a)). For the avoidance of doubt, if no Change of Control transaction has been consummated on or prior to the third anniversary of the Issuance Date, the holders of the Series A Preferred Stock shall not receive an Additional Dividend Amount. The Additional Dividend Amount shall be paid pursuant to the redemption provision set forth in Section 3(b)(ii); provided that if any consideration paid to holders of Common Stock in the transaction constituting a Change of Control is held in escrow, is otherwise held back from immediate payment or is subject to post-closing adjustments (collectively, an “Escrow”), a proportionate amount (but only with respect to any portion of the aggregate amount held in Escrow that would have been included in the Additional Dividend Payment had no consideration been payable into Escrow) of a holder’s Additional Dividend Payment shall be held in Escrow on the same terms and subject to the same conditions and payout as applicable to the holders of Common Stock; provided that any such Escrow amounts shall only be paid to the holders of Series A Preferred Stock to the extent such Escrow amounts are not owed to and required to be released from Escrow to another person or entity.
     (c) To the extent not paid pursuant to Section 2(a) or 2(b) above, dividends on the Series A Preferred Stock shall accumulate, whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared. In the case of shares of Series A Preferred Stock issued on the Issuance Date, dividends shall begin to accumulate on the Issuance Date and shall be deemed to accumulate from day to day whether or not declared until paid.
     (d) Dividends shall be payable in cash. All cash payments of dividends on the shares of Series A Preferred Stock shall be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts. Accumulated but unpaid dividends for any past dividend periods may be declared by the Board and paid on any date fixed by the Board, whether or not a regular Dividend Payment Date, to holders of record on the books of the Corporation on such record date as may be fixed by the Board, which record date shall be no more than 60 days prior to the payment date thereof; provided that the record date for an Additional Dividend Amount for which payment is owed under Section 2(b) shall be the date of the consummation of the Change of Control transaction.

     (e) So long as any Series A Preferred Stock remains outstanding, during any period when the Corporation has failed to pay a dividend for any prior Dividend Period on the shares of Series A Preferred Stock or has failed to pay any Additional Dividend Amount due and until all unpaid dividends payable, whether or not declared, on the outstanding shares of Series A Preferred Stock shall have been paid in full (provided that if the Corporation shall have performed its obligations set forth in the first proviso in the last sentence of Section 2(b) and Sections 3 and 4, the Corporation shall have satisfied its obligations to pay any such amounts), the Corporation shall not: (i) declare or pay dividends, or make any other distributions, on any shares of Junior Stock, other than dividends or distributions payable in shares of Junior Stock, or (ii) redeem, purchase or otherwise acquire for consideration any shares of Junior Stock, other than redemptions, purchases or other acquisitions of shares of Junior Stock in exchange for any shares of Junior Stock.
     Section 3. Redemption.
     (a) No Optional Redemption. The Corporation shall not have any right to redeem any shares of the Series A Preferred Stock except in accordance with the procedures providing for a mandatory redemption in Sections 3(b) and 4.
     (b) Mandatory Redemption.
          (i) Pursuant to the provisions set forth in Section 4, the Corporation shall redeem all outstanding shares of Series A Preferred Stock on the Final Redemption Date out of funds legally available therefor at a redemption price, payable in cash, equal to 100% of the per share Liquidation Preference thereof, plus an amount in cash equal to all accumulated and unpaid dividends thereon, whether or not declared, to the Final Redemption Date.
          (ii) Upon the consummation of a Change of Control transaction, the Corporation shall at its election, (A) pursuant to the provisions set forth in Section 4, redeem all of the outstanding shares of Series A Preferred Stock on the Change of Control Redemption Date out of funds legally available therefor at a redemption price, payable in cash, equal to 100% of the per share Liquidation Preference thereof, plus an amount in cash equal to all accumulated and unpaid dividends thereon, whether or not declared, to the Change of Control Redemption Date (including, for the avoidance of doubt, any Additional Dividend Amount required to be paid pursuant to Section 2(b), reduced by the amount of any Escrow of such Additional Dividend Amount pursuant to Section 2(b)) (the “Change of Control Redemption Amount”) or (B) pursuant to an agreement and plan of merger with respect to the Change of Control that provides that by virtue of the merger resulting in a Change of Control the Series A Preferred Stock outstanding immediately prior to the consummation of the Change of Control become automatically canceled and cease to exist and have no rights with respect thereto, except the right to receive the Change of Control Redemption Amount pursuant to the terms of such agreement; provided that, for the avoidance of doubt, the obligation to pay the Change of Control Redemption Amount may be satisfied by a combination of the mechanics described in (A) and (B) above.

     Section 4. Provisions Applicable to Redemption.
     (a) The Corporation shall, or shall cause the transfer agent for the Series A Preferred Stock to, send a notice of redemption of the Series A Preferred Stock pursuant to Section 3 (a “Redemption Notice”) to the holders of the Series A Preferred Stock by first class mail, postage prepaid, at each such holder’s address as it appears on the stock record books of the Corporation, not less than five Business Days prior to the Redemption Date, specifying the place of such redemption, but no failure to mail such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for redemption. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice and the shares specified in such notice shall be deemed to have been called for redemption as of the date such notice was mailed. On or after the Redemption Date, each holder of the shares of Series A Preferred Stock called for redemption in accordance with the terms hereof shall surrender evidence of shares of Series A Preferred Stock in book-entry form to the Corporation at the place designated in the Redemption Notice and shall thereupon be entitled to receive the redemption payment in respect thereof as specified in Section 3. From and after the Redemption Date, all dividends on shares of Series A Preferred Stock shall cease to accumulate and all rights of the holders thereof as holders of Series A Preferred Stock shall cease and terminate, except if the Corporation shall default in payment of the redemption payment specified in Section 3, in which case all such rights shall continue and Regular Dividends thereon shall continue to accumulate unless and until such shares are redeemed and such price is paid in accordance with the terms hereof.
     (b) If the funds of the Corporation legally available for redemption of shares of Series A Preferred Stock on the Redemption Date are insufficient to redeem the total number of shares of Series A Preferred Stock to be redeemed on such date, those funds which are legally available shall be used to redeem the maximum possible number of shares of Series A Preferred Stock pro rata among the holders of the Series A Preferred Stock to be redeemed based upon the aggregate Liquidation Preference of all shares of Series A Preferred Stock held by each such holder (plus all accumulated and unpaid dividends thereon). At any time thereafter when additional funds of the Corporation are legally available for redemption of such shares of Series A Preferred Stock and there is no contractual or other restriction from taking such action, the Corporation shall as soon as reasonably practicable use such funds to redeem the balance of the shares that the Corporation became obligated to redeem on the Redemption Date (but which it has not yet redeemed) at a redemption price, payable in cash, equal to 100% of the per share Liquidation Preference thereof, plus an amount in cash equal to all accumulated and unpaid dividends thereon, whether or not declared, to the date on which the Corporation actually redeems such shares (including, for the avoidance of doubt, any dividends accumulating after the Redemption Date pursuant to the final sentence of Section 4(a) and any Additional Dividend Amount required to be paid pursuant to Section 2(b)).
     Section 5. Rank. The Series A Preferred Stock shall, with respect to dividend distributions and distributions upon the voluntary or involuntary liquidation, winding up or dissolution of the Corporation, rank (a) senior to all Junior Stock, (b) pari passu with any Parity Stock and (c) junior to any Senior Stock. The Corporation may authorize, create and issue Junior Stock, Parity Stock and Senior Stock without the consent of the holders of shares of the Series A Preferred Stock.

     Section 6. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of shares of the Series A Preferred Stock shall be entitled to receive, out of the assets of the Corporation, and in preference to and in priority over any distribution upon the shares of Common Stock and all shares of Junior Stock, an amount in cash equal to the per share Liquidation Preference, plus an amount equal to the accumulated and unpaid dividends thereon, whether or not declared, to the date of liquidation, dissolution or winding up, as the case may be, and no more. If the assets of the Corporation are not sufficient to pay in full the liquidation price payable to the holders of the shares of the Series A Preferred Stock and the liquidation price payable to the holders of all shares of Parity Stock, the holders of all such shares shall share ratably in such distribution of assets in accordance with the amounts which would be payable on such distribution if the amounts to which the holders of shares of the Series A Preferred Stock and the holders of shares of Parity Stock are entitled were paid in full. Neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Corporation nor a merger or consolidation of the Corporation with or into any other corporation shall be deemed a liquidation, dissolution or winding up of the Corporation.
     Section 7. Voting Rights.
     (a) Except as otherwise required by law or expressly provided herein, the holders of shares of Series A Preferred Stock shall be entitled to vote on all matters submitted to a vote of the stockholders of the Corporation and shall be entitled to one vote per share of Series A Preferred Stock. Except as otherwise required by law or expressly provided herein, the holders of shares of Series A Preferred Stock and Common Stock shall vote together as a single class, and not as separate classes.
     (b) The affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class, in person or by proxy, at a special or annual meeting called for the purpose, or by written consent in lieu of a meeting, shall be required to amend, repeal or change any provisions of this Certificate of Designation in any manner that would adversely affect, alter or change the powers, preferences or special rights of the Series A Preferred Stock. For the avoidance of doubt, the Corporation may authorize, increase the authorized amount of, or issue any class or series of Junior Stock, Parity Stock or Senior Stock, including any additional shares of Series A Preferred Stock, without the consent of the holders of Series A Preferred Stock, and in taking such actions the Corporation shall not be deemed to have adversely affected, altered or changed the powers, preferences or special rights of holders of shares of Series A Preferred Stock. With respect to any matter on which the holders of the Series A Preferred Stock are entitled to vote as a separate class, each share of Series A Preferred Stock shall be entitled to one vote.
     (c) Notwithstanding the provisions of Section 7(a) and Section 7(b), the holders of Series A Preferred Stock shall not be entitled to vote on any merger, combination or similar transaction in which the holders of the Series A Preferred Stock either (i) retain their shares of Series A Preferred Stock or (ii) receive shares of preferred stock in the surviving corporation of such merger with terms identical to, or no less favorable in the aggregate to the holders of the Series A Preferred Stock than, the terms of the Series A Preferred Stock as long as, in any such case, the surviving or resulting company of any such merger, combination or similar transaction is not materially less creditworthy than the Corporation was immediately prior to the consummation of such transaction.
     Section 8. Exclusion of Other Rights. Except as may otherwise be required by law, the shares of Series A Preferred Stock shall not have any voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions other than those specifically set forth in this Certificate of Designation (as it may be amended from time to time) and in the Certificate of Incorporation. The shares of Series A Preferred Stock shall have no preemptive or subscription rights.
     Section 9. Issuances of Stock to Affiliates. If the Corporation shall issue any equity securities to MacAndrews & Forbes or any of its Affiliates at a price per share that is lower than the Current Market Price per share on the date of such issuance, then an appropriate adjustment to the Change of Control Amount shall be made to reflect the aggregate difference between the issuance price per share and such Current Market Price; provided, however, that no adjustment shall be made as a result of (a) any securities offerings by the Corporation (including, any rights offering), in which the same security is offered to all holders of the applicable class of securities or series of stock on a pro rata basis, (b) the declaration or payment of any dividends or distributions to the holders of all of then-outstanding classes of equity securities of the Corporation on a pro rata basis, (c) any issuance by reclassification of securities of the Corporation, (d) the issuance of any securities of the Corporation (including upon the exercise of options or rights) or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan, program or practice of or assumed by the Corporation or any of its subsidiaries or as full or partial consideration in connection with any acquisition by the Corporation or its subsidiaries, or (e) the issuance of any securities of the Corporation pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date of initial issuance of the Series A Preferred Stock. The form of the adjustment shall be determined in good faith by a majority of the independent members of the Board, and shall be binding and conclusive on all holders of the Series A Preferred Stock.
     Section 10. Certain Definitions. As used herein, the following terms heretofore not defined shall have the following respective meanings:
     “Affiliate” means, with respect to any person, any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such first person. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of the Corporation whether by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
     “Beneficial Ownership” has the meaning provided in Rules 13d-3 and 13d-5 under the Exchange Act; and the term “Beneficially Own” has a meaning correlative to the foregoing.
     “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in the State of New York are authorized or required by law or executive order to remain closed.

     “Change of Control” means any person, other than one or more Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Corporation; provided, however, that the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board (for the purposes of this clause (a), such other person will be deemed to Beneficially Own any Voting Stock of a specified corporation held by a parent corporation, if such other person Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation).
     “Change of Control Amount” means
     (a) if (i) the Equity Value divided by (ii) (A) the number of shares of all Common Stock plus (B) the number of shares of Preferred Stock (calculated as whole shares if fractional shares are used) entitled to receive Equity Value, in each case issued and outstanding immediately prior to the consummation of the Change of Control transaction minus the number of shares of Series A Preferred Stock issued and outstanding on the Issuance Date, is greater than or equal to $12.00, then an amount equal to $12.00 minus the Liquidation Preference minus any paid and/or accumulated and unpaid Regular Dividends up to and including the date of the consummation of the Change of Control transaction; or
     (b) if (i) the Equity Value divided by (ii) (A) number of shares of all Common Stock plus (B) the number of shares of Preferred Stock (calculated as whole shares if fractional shares are used) entitled to receive Equity Value, in each case issued and outstanding immediately prior to the consummation of the Change of Control transaction minus the number of shares of Series A Preferred Stock issued and outstanding on the Issuance Date, is less than $12.00, then an amount equal to such quotient minus the Liquidation Preference minus any paid and/or accumulated and unpaid Regular Dividends up to and including the date of the consummation of the Change of Control transaction; provided that if the calculation in this clause (b) results in an amount less than zero dollars ($0), then the Change of Control Amount shall be equal to zero dollars ($0);
provided that in the event that, subsequent to the Issuance Date but prior to redemption of the Series A Preferred Stock, the issued and outstanding shares of Common Stock and/or Preferred Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction (excluding the Election), the Change of Control Amount shall be appropriately adjusted.
     “Change of Control Redemption Date” means the date of the consummation of a Change of Control transaction.

     “control” of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise; and the term “controlled” has a meaning correlative to the foregoing.
     “Common Stock” means the shares of the Class A common stock, par value $0.01 per share, of the Corporation, the Class B common stock, par value $0.01 per share, of the Corporation and/or any other common stock of the Corporation.
     “Current Market Price” means, with respect to any equity security of the Corporation as of any date, an amount equal to the average of the closing prices of such equity security for the ten consecutive trading days ending on the trading day before such date or if the equity security of the Corporation is not quoted on any such quotation system, the average of the closing bid and asked prices as furnished by a professional market maker selected by the Board in good faith making a market for such equity security; provided, however, that in the event such equity security shall not be traded on a national securities exchange or there is no such market maker for such equity security, the Current Market Price per share as of any date shall be equal to its Fair Market Value.
     “Equity Value” means (a) the aggregate consideration paid to the stockholders of the Corporation for all of the outstanding equity of the Corporation upon the consummation of a Change of Control transaction, minus (b) the payment of any liquidation preferences and any accrued but unpaid dividends through the consummation of the Change of Control transaction on any Preferred Stock (including the issued Series A Preferred Stock (provided that such amount with respect to the Series A Preferred Stock shall not include the amount of any Additional Dividend Amount required to be paid as a result of the Change of Control transaction)); provided that if less than all of the equity of the Corporation is sold, the Equity Value will be valued as if all of the equity of the Corporation had been sold upon consummation of such Change of Control transaction; provided, further, that if the consideration paid in the Change of Control transaction is in any form other than cash or tradable securities (which shall be valued based on the value to be received by the holders of Common Stock upon consummation of the transaction resulting in the Change of Control) then the per share valuation of the consideration paid in such transaction shall be determined by an investment bank of international reputation to be selected by the board of directors of the Corporation in good faith.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Fair Market Value” means, with respect to any equity security of the Corporation, the fair market value of a share of such equity security on the applicable date of determination, as determined in good faith by a majority of the independent members of the Board.
     “Final Redemption Date” means the fourth anniversary of the Issuance Date, unless a Change of Control transaction shall have been consummated on or prior to the third anniversary of the Issuance Date.
     “Indebtedness” means, with respect to the Corporation, without duplication, (a) all obligations of the Corporation for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business of the Corporation and payable in accordance with customary practices), or with respect to deposits or advances of any kind to the Corporation; (b) all obligations of the Corporation evidenced by bonds, debentures, notes or similar instruments; (c) all capitalized lease obligations of the Corporation or obligations of the Corporation to pay the deferred and unpaid purchase price of property and equipment; (d) all obligations of the Corporation pursuant to securitization or factoring programs or arrangements; (e) all guarantees and arrangements having the economic effect of a guarantee of the Corporation of any Indebtedness of any other person; (f) all obligations or undertakings of the Corporation to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others; (g) net cash payment obligations of the Corporation under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination); (h) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of the Corporation; or (i) to the extent not otherwise included in the foregoing, any financing of accounts receivable or inventory.
     “Issuance Date” means October 8, 2009.
     “Junior Stock” means any shares of Common Stock and each other class or series of capital stock of the Corporation, including a series of the Preferred Stock, which is by its terms expressly made junior to the shares of the Series A Preferred Stock at the time outstanding as to the payment of dividends, liquidation preference or redemption rights.
     “Parity Stock” means any shares of a class or a series of capital stock of the Corporation (other than the Common Stock) which is by its terms not expressly made junior or senior to the Series A Preferred Stock at the time outstanding as to payment of dividends, liquidation preference or redemption rights.
     “Permitted Holders” means Ronald O. Perelman (or in the event of his incompetence or death, his estate, heirs, executor, administrator, committee or other personal representative (collectively, “heirs”)), any person controlled, directly or indirectly, by Ronald O. Perelman or his heirs and any of his Affiliates.
     “person” means an individual, corporation, limited liability company, partnership, limited partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government;
     “Preferred Stock” means the preferred stock, par value $0.01 per share, of the Corporation authorized by the Certificate of Incorporation.
     “Redemption Date” means the Change of Control Redemption Date or the Final Redemption Date, as the case may be.
     “Senior Stock” means any shares of a class or series of capital stock of the Corporation which by its terms ranks senior to the Series A Preferred Stock as to payment of dividends, liquidation preference or redemption rights.

     “Voting Stock” means all classes of shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of the Corporation, including any Preferred Stock, but excluding any debt securities convertible into or exchangeable for such equity, then outstanding and normally entitled to vote in the election of directors of the Corporation.
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     IN WITNESS WHEREOF, Revlon, Inc. has caused this Certificate of Designation to be executed by its duly authorized officer on October 8, 2009.

REVLON, INC.
By:	/s/ Robert K. Kretzman
	Name:	Robert K. Kretzman
	Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary